Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of an appearance on the Hurdle Rate Podcast by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), on May 30, 2025. A link to the podcast is here: https://x.com/HurdleRatePod/status/1928325910404735363.

Tim Kotzman  00:20

Welcome back to the Hurdle Rate episode 11, Live from Las Vegas. I don't know where Jeff is. He looks like he has a nice fireplace background, but what a week between meeting everybody GameStop announced half a billion dollar Bitcoin buy roughly and yeah, everybody seems to be in Vegas. Spirits are high. The price is not completely crashing, so not a bad week. What do you guys think?

Matt Cole  01:00

Yeah, it's been, it's been a great week, a week of a ton of meetings, a ton of media, a ton of positive vibes. I mean, you saw, obviously, the GameStop announcement. I was positively surprised to see New York become the first city to announce bit bonds yesterday. I mean, that was surprising me on a positive way, in a couple of different levels. One that the first city, state, or state to do it was a democratic led, one that was a massive positive in my view, as someone that's been continually calling out the Democrats for taking anti-Bitcoin views. So you know, and I think it's been a very partisan issue that should not be a partisan issue. So massive positivity there. So we announced our raise of 750 million. So lot of capital flowing into the space, and I think it's that that's going to continue, and just a lot of opportunity to commune, to grow this ecosystem out.

Ben Werkman  01:56

I think as far as conferences go, like this was by far, one of the highest energy ones that I've seen in a while, just in the hallways and with everybody that came into town. I mean, when you flow through the halls and you see how many investors are here, how many bankers are here, how many of the companies are here that are evaluating this and the conversations that you're having, you can't be anything but bullish on Bitcoin at the moment, because it seems to be clearing all the obstacles in the way. I mean, what Matt said about what happened in New York is absolutely huge to hear that coming out publicly and having them start to discuss that as an opportunity, because once one city does it, it opens up and builds a framework for a lot of other cities to do it as well. And I think it's hugely beneficial to a lot of these cities, and quite frankly, it'd be very beneficial to states as well. So I think we're just seeing momentum. You know, unlike I had anticipated, I didn't think we were going to see as quick of momentum as we did this year. And this conference seems to be the culmination of that. You can't walk through the halls without seeing a ton of people that are just super excited to be here, super excited to talk Bitcoin, and it's been a great time.

Jeff Walton  03:02

Thousands of thousands and thousands of people, completely electric. I think I will echo the sentiment on, you know, but both of what you guys said, the finances here, right? Like there are bankers here, there are, you know, equity managers here, there are hedge funds here, there are convertible bond arbitrators here. There are all types of people that are from the traditional financial landscape that are, you know, shifting their gaze over to Bitcoin. And it's, it's also very clear that the Bitcoin treasury company is that design is becoming more than popular. It's, the new thing. It's like the fact of 2020, 2021, right? This is a new thing. There are many companies that are starting Bitcoin Treasury companies looking to add Bitcoin to their balance sheet and run the you know, strategy playbook, leveraging up balance sheet, but also having operating cash flows and really shifting this mindset from having, you know, a Fiat Treasury over to a Bitcoin Treasury, and it's more than just adding Bitcoin to your balance sheet. It's a mindset shift. And there's many companies and people that are looking to adopt this strategy going forward into the future.

Ben Werkman  04:19

When GameStop came out with their announcement, there was some mixed reactions around that. So I'm curious what your guys' reaction is. Obviously, anytime you see a major company or at least one that's got a really big following start to adopt Bitcoin, that would seem very exciting, but it seems we've been a little spoiled in this space, with so many companies that are executing with full conviction, and that seems to be the detraction from what games stopped in here. How do you guys react to their announcement?

Tim Kotzman  04:49

Yeah, I was gonna kind of ask a similar question. I'll give you my take. First of all, they did the like four word press release, like we bought Bitcoin. I mean, they put how many, but that was about it. And then, you had this, in my opinion, fine, but according to all of the opinions on social media, kind of non-convincing or weak interview that Ryan Cohen did with David Bailey kind of like, like, at the end of it, it was kind of weird. It’s like, he was like, YOLO, and then, like, that was the end of the interview, so, and he's like, you know, we are not going to be announcing our moves ahead of time, right? And then you have Dylan LeClair responding on Twitter, we are going to be announcing our calls in advance. So it was just like, it feels like, and I'm not like, I haven't taken a survey of 1000 people here, but it seems like people are almost more excited about steak and shake accepting payments in Bitcoin than about GameStop. And I could be totally wrong, but it's just, yeah, I and I'm sure there's a lot of nuance about you know, maybe Ryan has other stuff going on that he needs to kind of finish up before he really starts becoming a voice in the space, at least, that's my hope. But yeah, I can't put my finger on what's going on there, other than they seem to be committed to the strategy and now executing on it.

Matt Cole  06:07

And to me, it was there I had two reactions. Number one, if you buy a half a billion dollars of Bitcoin, you have secured capital that's going to transform your company into the future, like it's unequivocally good for GameStop, that they have a half a billion dollars of Bitcoin. Everything else, my reaction was negative about it, and it was negative. Ryan Cohen's interview, I think, you know, we've talked a lot about authenticity of and I don't mean, don't mean that he was inauthentic, but if he was authentic, then it was that he is not a real deep Bitcoiner, and I think he kind of fumbled some words. He lacked the, you know, the connection to the community, understand the desire for transparency and connection with the Bitcoin community. And so I think that's part of the reason why it fell flat this, you know, we're not going to tell you what we're going to do. We weren't going to tell you that we bought Bitcoin. We raised $1.5 billion convert, on top of the four and a half billion dollars of cash that we raised and, you know, we announced, you know, $500 million Bitcoin, like no transparency into what comes next? Is this it? Is it? Not it, you know, I mean, there's a version of it that, you know, if he was transparent, or if they're actually trying to leg into buys, that this could be very positive, that it was the first $500 million slug of a series of buys. I mean, they could have bought a long time ago. I mean, they had capital. They raised this capital when Bitcoin was in the 80k range. They sat on it. And I think that that was, that was a miss from them. So, I mean, in one sense, it's like, you know, as you know, we're pitching companies to adopt a Bitcoin Treasury strategy. You know, putting a certain amount of your capital in a Bitcoin is a good thing for your company. But I just can't view them as a as a true like, anything close to, like a levered Bitcoin company, or anything along those lines, or just to come, they're more moving down the lines of, of like a Tesla, of like a company that owns Bitcoin and are doing other things than a company that is a a Bitcoin company is, is kind of how I viewed it. And I mean even things like, you know, Bitcoin is a good hedge against monetary debate. So is gold? Are they gonna is their next announcement going to be half a billion dollars of gold? I don't know. It just felt like an unclear strategy to me.

Ben Werkman  08:24

When you think about this market and the way that investors have been able to digest this market, I think it all just comes down to communicating what your strategy actually is. Like if they had just come out and said, Hey, we're a Bitcoin Treasury company, but we're not pursuing the capital markets activities. We're not trying to lever against our Bitcoin. We're just going to build a reserve of Bitcoin. I actually think the market would respond fairly favorably to this, because the expectation was that GameStop would be the next one that would really put the pedal to the floor and push on this right and use this to transform their business. And if that wasn't the intent, I think that they did a bit of a disservice by not communicating that fairly clearly. And I still don't think we know the answer to that, and they might not know the answer to that exactly where they're going with this. So, you know, seeing any company putting Bitcoin on the balance sheet, you know, that needs to be applauded. I think that we need to leave a lot of room for a lot of companies to just step into the waters first and get some exposure on their balance sheet. Not every company needs to go out and run the leverage strategy. It's not going to be a fit for every company. And quite frankly, a lot of our adoption still needs to come on the more vanilla side of the strategy where you're just getting rid of your dollar holdings or your treasury holdings and converting those over to Bitcoin. So if that was what they were doing, and he would just communicate that, hey, we recognize this as a hedge against a basement and inflation, and we're going to try to build this capital reserve so that we can build optionality in the future of our business as we transform into what we're going to be next. I think that would have been all it would take for people to you know, really be excited to have GameStop on board. But because you're making this announcement at this really big Bitcoin event where people are waiting for, you know, the wows to come out, right? They want to hear the big numbers. They want to hear people coming in with conviction. And I think because you didn't get that, that's why the market's responding with a bit of letdown on this strategy so far, yeah, I think the market's expectation from GameStop was too high, right? They were expecting some blowout announcement, right? Just because of the GameStop short squeeze in 2021 and which they didn't control, like they didn't control any of it, that was just market frenzy, market mania. And now, now you're expecting this company to make a huge leap into adopting an aggressive Bitcoin strategy. And I think there was just an expectation this, right? Like they came in, they bought something which, yeah, I think to your point, then should be applauded, right? But, you know, did it ruin a lot of people's short term options, absolutely right? Like people tried to front run this, and they thought it was going to, you know, move the move aggressively to the upside. But you know that there's a lot of things happening in the market. There are a lot of people that are trading this stuff that, you know, they're they are running a company into perpetuity. They do have a board they report to. I'm sure there are confusing conversations that are going on behind the scenes as well. But, yeah, communication is incredibly important. I mean, the the loud Bitcoin community is pretty disappointed, because their expectations were really high, and that, you know, led to a negative satisfaction gap. And, you know, we've seen the stock move kind of accordingly. So who knows where it goes in the future? I'm, I'm generally, this is good for Bitcoin, right? Like at the end of the day this, this is really good for Bitcoin.

Jeff Walton  11:46

If they have continued success, it will be even better for Bitcoin, because it'll be again, just another proof of concept of how you can add hard money to your balance sheet and improve your performance, your access to capital markets, your liquidity of your stock, the options grading of your stock, etc, etc. So, yeah, I'm, I think it's really good for Bitcoin. I think people's expectations were a bit too high, expecting some, you know, landmark, complete change in the way they do things might it still happen, sure, but this reset of expectations is probably necessary.

Ben Werkman  12:21

It makes them the 13th biggest holder, right? So, you know, don't overlook that. I mean, we're, we're definitely in the high octane group of the investing community out here, right? We're focusing on all the ones that are going to come out and make this a really core strategy for themselves. But you know, and these public companies are the 13th largest holder as of this purchase, so they jumped ahead of similar and, you know, now we just have to see where they go. You know, the market will probably be disappointed if they took the rest of that capital and they went and bought more US Treasuries with it or something. But you know, the fact that they made this by the fact that they didn't communicate it with any metrics. They didn't adopt any of the, you know, Bitcoin per share metrics. They didn't tell you what their cost basis was on it. You know, it tells me that they're wading into this very cautiously, and that they're probably going to be feeling out the market and seeing what the responses look like before they even commit to really communicating what the strategy is. And then you saw that in the interview, right? He had the opportunity if he really wanted to say, here's what GameStop believes about Bitcoin. And you know, he just, he danced around it a little bit. So, you know, I don't necessarily blame him. This is a new world for a lot of people. And, you know, I think he's, he's one of those guys right now that seems to be really keeping his options really widely open, and he's just accumulating capital and trying to figure out what they're going to do next. And maybe that means they become a leveraged Bitcoin Treasury company, and they'll wade into those waters, and that'll be their business. They'll try to become the second largest, you know, Bitcoin investment bank, behind strategy we'll see. But you know, out of the gate, it's a big buy regardless. But we're just used to people using the full dollar value of the converts to go buy bitcoin. So for us, we're always going to be disappointed, but for the market, it's still a big signal. Still a big signal, right? Another name brand company puts Bitcoin on the balance sheet. We need a lot more of that. And just to put this in person into perspective, right? That their Bitcoin buy is 300% larger than the average Bitcoin holdings of the mag seven.

Jeff Walton  14:19

That's a big deal, right? Like the relativity there is huge, right? That's a really big deal.

Matt Cole  14:24

That it is a big deal. I think the lesson in this, I think, is just a lesson of communication, to me, is that if someone comes out there and they follow two accounts and it's like they follow the Bitcoin account and Saylor, and they go silent, then you yourself have created a problem in expectation versus reality because of a lack of communication, where the strategy itself, if he just said, hey, going to buy we're evaluating our options, this is new to us, we're super interested, I think this is a great opportunity. We'll communicate. It’s when we go, you know, this just some level of communication, I think can get around the negative perception of a very large buy. And I think that's to me, what this community demands, more that they demand every company do a leverage strategy or a differentiated strategy, because it is this is a huge win for Bitcoin to have GameStop put a half a billion dollar position on every company that's in the S&P 500 should be doing something similar that to like that and that, in and of itself, would, know, be a solution and a hedge for their future. Set themselves up for future success on the balance sheet side of the equation. But I think communication is key, and it's key on your operating side of your business, and it's key on the balance sheet side of your business.

Ben Werkman  15:52

To be clear, it was more of the retail investing community that assigned to them what we thought they were going to do, right? They never came out and really said anything. So the expectations were all, you know, self-derived here, and I think that we're just seeing the outcome of that. We want everyone to come in. We want them to go big. But I think regardless, like we've all said, this is a huge deal. It's a very big buy, right? There's no way around it. Anytime someone's spending a half a billion dollars on Bitcoin, that's massive. So, you know, while, while we've got really high expectations, we need to leave some room for some of these companies to wade into the waters first, because this is a strange world. And if you wander these halls, you know that you're a new company executive that shows up to one of these conferences, and you're talking to all the people roaming the halls here, you're going to feel like you landed in a very different place than you were when you were just running your company in the standard way. So you got to be ready for that transformation. But I think it's coming. I think that people are starting to feel more competent in the ability to take Bitcoin onto the balance sheet, and I think because of that, we're probably going to see more acceleration in that through the end of the year.

Tim Kotzman  16:55

Yeah, Jeff, do you want to switch gears to last night? Speaking of messaging, marketing, the power of media. Maybe, I think you posted, and some of us retweeted a true north meetup. And I mean, it was, what, maybe 1, 2, 3 hours in advance of the meetup. Hey, just meet here. We'll grab some drinks. I showed up. Jeff is walking with the manager towards the host stand, and I'm like, what's going on? Jeff's like, Tim, can you please go try to, like, ask people to, like, pull themselves as a group around the bar to make room, because they're about to kick us out because it's a fire hazard. They literally, there were so many people that showed up to this true north event. We got kicked out of the first place, went to the second place. There were still people rocking and rolling when I left for the night. Like, what? What does that say about digital distribution? I mean, even one of my good friends that's here at the conference, he said, Oh, I looked on X and I saw your post, Tim and Jeff like that. Oh, now we're over at this other place because you got kicked out of the first place. Like, I mean, Cool story, bro, sort of thing, right? But also, I mean, what does that say about Bitcoin Treasury strategies, 2025, true north, the whole thing.

Jeff Walton  18:13

We mobilized a very large number of people in a very short time horizon. It was, it was pretty surprising to me as well. Yeah, we got kicked out of the first place, which was a bit crazy, but yeah, right. This is, this is the power of communication, right? Like we are, we are communicating. We are communicating to the market. We are having discussions about what, you know, what is going on in the market. We are thought leaders in the space, and people really appreciate that, and they want to be a part of it right there. They're less interested in going to a nightclub where they can't hear somebody, they can't hear anything, or they can't even think they want to, like, talk to these people. They want to get in front of these people and communicate. And it was, it was incredibly rewarding. There, you know, so many people came up to me and other people in the group, and we're just saying thank you, right? Thank you for your research. Like I knew there was something here, but I couldn't quite figure it out, and I didn't have the skill set to figure it out. So you know, appreciate you taking the time to educate your or educate us on you know your background and what you know and how you design it. And I think, in order for this entire world to expand and grow. I think education continues to be really key to education and communication and spreading that education, because this is as bit Ben as you mentioned, right? Like this is a different world, right? This is a bit strange, and it's a bit foreign, and it's got this finance background, but it's kind of breaking the rules of traditional finance, and it seems almost too good be too good to be true, because you're storing your energy without decay. So you kind of got to bridge this gap with analytics and rationality and education, and you've got to pass that to everybody. So I mean, our kind of goal in even doing this hurdle rate podcast, and even the true north stuff we're doing is to educate more people on, you know, what's actually happening here? What is the story? What are people talking about behind the scenes? What, what, what is going on? And I think it's going to continue to be incredibly more important. And there's, there's significant power in this communication. So I do encourage anybody, if you're if you're interested in this stuff and you've got an interesting background, your thoughts are unique. Grab a microphone, grab a camera like you'll be surprised that you know the amount of attention you'll get just by talking about what you're interested in and your background. Yeah, thoughts are unique.

Ben Werkman  20:39

I showed up at like, 11, so I think you guys were both already gone, and there was still 50-60, people in there just hanging out. And it is unique gatherings, right? Because when you do come to these conferences, you know, everyone comes to Vegas, and you think it's all about going out and, you know, partying and doing all that later at night. It's not what's happening here, right? We're all just going out and having our nerd talk at the bar, and we're just talking about stocks all day. And you know, the ETFs that are building up around the stocks and the new announcements that happened, and like, it's such a different type of community to be a part of, which makes it really fun, you know? And that was why, you know, a lot of these companies are starting to really figure out why it's worthwhile to embrace these communities, and it's because they're the ones that have really deep interest in what's happening, because they're the ones who get their lives changed. When things work right, when a management team executes really well and they perform for their shareholders, it's the retail investors that feel the real life impact of that outcome. You know, the institutions, they'll make money, but they make money all the time. You know, they're making a little here, a little there. It doesn't really mean anything for them, but for the people that are showing up to these conferences and they're here, just because this has been the biggest thing that's happened to them, right? This was the investment that changed their life. It helped them buy their freedom, and helped them buy their house. They bought a ring for their now fiance. Like, the stories that I hear are just, I mean, they're amazing, and it's what makes you want to keep doing all this stuff. So it's a different type of community, because it's one that's really engaged, but they're engaged on an intellectual level, and that makes it a really powerful force for these companies to engage. So it's so cool to see when they all come together in these big groups. And here it's almost an overwhelming number. You can't walk through the casino floor without having a conversation about one equity or another, one ETF or another, and it's just such a high energy and a high signal place to be that, you know, it's what makes it fun to come to these events. A lot of people view them as overwhelming. There are too many people, you know, there's too much, too many things going on. But I think a lot of it happens outside of the actual event itself, right? It's what happens in the hallways, what happens in the restaurants and the bars afterwards. That's where you're going to get a lot of that signal. That's where you're going to find the people that are really dedicating their time and their efforts to building out in this space. And that's just an incredible part of a community to be, to be in. But I think we probably need to talk a little bit. Matt, you had big announcements this week, and you really came out with with a differentiated approach in the market. And I think that these are going to be important topics to start covering, because we're going to see a lot of copycats come out around strategy and running that playbook. And I think that when you think about this investing community, there's a real hunger for people to see what's different about some of these other organizations, and I think that you were the one at this conference that really highlighted what a different approach looks like. So I don't want, don't know if you want to take a couple minutes, I don't need to put you on the spot to run through the whole speech again, but I think it was a really cool presentation. I've gotten a lot of questions from investors in the hallways, so you want to discuss that approach that you laid out a little bit?

Matt Cole  23:40

Yeah, absolutely. And before even talking about the differentiator, as everybody knows that listens to this pod, we are fans of what is happening in the Bitcoin Treasury space. We're not attacking others. We're not saying that we are better. We're different, and we're different because we are doing these beta strategies that micro-strategy and other people are doing, which we think makes a lot of sense, borrowing money at attractive rates, putting on a levered Bitcoin play that doesn't have call risk, and over the period of market cycles, you can actually outperform Bitcoin justify a multiple to your Bitcoin holdings. That's a great trade. Big fan of it, big fan of what's happening, and we're going to do that as well. But as we were looking to go into the Bitcoin treasury space, we just looked internally to what is our skill as a company, as a founding team, a management team, and it really is about alpha generation. So when I was at CalPERS, I was running a large fixed-income portfolio. It wasn't leveraged, but my mandate was to outperform a hurdle rate, right, which is the hurdle rate of a benchmark, and in that case, it was the Bloomberg AG, and I had to do it without leverage by deploying alpha strategies. And so alpha strategies are stuff that's known for hedge funds, money managers, that they haven't truly been done. Employed in a bit in the context of a Bitcoin Treasury company. And a Bitcoin Treasury company, to me, is one of the perfect vehicles for alpha generation, and it is because you have permanent capital. You have permanent capital in the form of Bitcoin. And so you can truly set Bitcoin as your hurdle rate. And all of us, that's the name of our podcast, it's this, this concept of Bitcoin, of the as the hurdle rate, has gone viral. I think that's great for the Bitcoin community, but there's actually an in depth way to think about how do you beat Bitcoin? One of them is taking leverage. And in a debt crisis, taking leverage can be an amazing way to buy an asset that benefits the most to the debasement of monetary, the monetary debasement, that makes a lot of sense, but there's also a lot of alpha strategies, and so we laid out a couple, but I think it's important to note that there is probably going to be hundreds of implementable Alpha strategies, and we're going to implement ones that we think we can deploy. Because when you start to get into alpha strategies, it's important to note that alpha is not a hobby. It's a full time job that requires specific expertise for any type of strategy that you're deploying, and that expertise can be done in house. It can be done through partnerships. That's how all institutions work. You have to figure out if you're going to do a build versus a buy model. So the couple that we laid out are leveraging our expertise and our connections in the biotech industry, where there's this opportunity to acquire cash at a discount, which almost seems too good to be true. My speech laid it out in more depth than we should cover today, but if you're interested, go listen to the speech. We kind of talk about in depth about why that'll be proprietary to strive given our team and our expertise, but also what the opportunity is Bitcoin claims, being able to buy claims that have definitive legal judgments typically tied to mount docs. That's just pure alpha, if you can actually buy at a discount. And you know the bitcoin is coming, but you're actually just taking what's known as liquidity risk, because the bitcoin is not going to you for a couple of years. And so liquidity risk, alpha generation, that's one of the primary sources of alpha generation that pension funds actually use, because they have long term capital in a environment where there's a lot of places that have short term capital. So if you're a long term capital player in an environment where there's short term capital players, you can leverage that structural advantage where you know hedge funds have certain advantages that pensions don't have, vice-versa. A Bitcoin treasury company has permanent capital. It's not an ETF, it can't get redeems. We are taking money in and just like Saylor said, never sell him our Bitcoin. Well, that means that he has  duration security for his assets. We'll have duration security for our assets, and so we can leverage some of that duration security to take liquidity risks. We know we're not going to have to be forced redemptions buy some bitcoin claims at a discount that accrues value to our common equity shareholders. And then we talked about structured Bitcoin, and I think there's a lot of excitement across the industry on structured Bitcoin. What Pierre Richard is doing with the Bitcoin bond company is awesome. And there's other people that are going to, you know, take place in structured securities as well around Bitcoin. And for those that don't know, just structured securities generally, I mean, this is a five-plus trillion dollar market in traditional finance. With regards to Bitcoin, it's also going to be massive, because there's different investors that have different needs. And for a Bitcoin bull, levered Bitcoin entity, I strive going to be the ability to get leverage through structure, not debt, is extremely interesting. And so what happens is that when you buy structure, you have a really interesting and compelling risk return profile. And so typically, when you think about structured products, the equity buyer, the bottom tranche buyer, is typically hedge funds, and they'll call them smart money, and then insurance or pensions will buy the top tranche because they actually want downside of protection. They want less return, because their mandate might be 7% return, and a hedge fund mandate might be 30% return. Well, we can do similar with Bitcoin, and it's all about all these things are about providing win wins, just since we've done that. I mean, the amount of ideas that have been flowing to us about alpha generation is massive. And I think it kind of captured the minds of really, I mean, the individual, retail people, but also institutions. And it was funny. So after I spoke first person that comes up to me, former Federal Reserve executive is like, this blew my mind, this alpha strategy. This makes so much sense. The next one was one from one of the largest asset managers in the world, and someone that, you know, Strive has gone after a lot of large asset managers in the past, that one of those asset managers like this makes a lot of sense and, and I think there's just a lot of excitement around innovation in this space, and true innovation and, and to be fair, like this is so early in this space, we still have less than 1% of companies that have adopted a Bitcoin Treasury strategy. Strategy, and I made a pitch to Mark Zuckerberg yesterday to put Bitcoin on their balance sheet, and we're highlighting wins. GameStop is a win. And so I think we're differentiated, and we're doing something very distinctive to us. But I don't want that to be a message to other people that this is too late, and just putting Bitcoin in your balance sheet is not a win for your company, because it is like we, you know, there's the macro side of it. If you can put, you know, as monetary currencies, fiat currencies are being debased, if you can put a art asset in this world of abundance that we're going into, that is a win. And but what we're going to be doing is a little bit differentiated, and I think it's going to be exciting and looking forward to showing people as we actually execute. And, you know, I think the last thing I'll say about this is that our investor conversation, so we raised the largest pipe ever for a pure play, Bitcoin treasury company to date. We'll hold that for as long as it lasts. But 750 million. Why were people put willing to write large checks? Because there was differentiation. So I think that that's a message to people. And you know, part of this is, you know, I'm not just doing to talk about strive. It's like to actually talk to people that are looking to get into the space and become a Bitcoin treasury company, that if you can find a differentiation and you can capture the minds of investors, then you can get to that upper echelon, because getting to your first billion dollars of Bitcoin, like, if you really want to get the true flywheel going of what strategy is doing, and get attractive terms to your convertible notes and all these different things. You have to get to a certain level of scale and you don't need to benefit your company. You can buy 21 Bitcoin, and it could benefit a small business. But to get to the flywheel effect of a leveraged Bitcoin entity, you got to get to that scale. And I think that will require some form of differentiation for most companies. Yeah, I think this really opens the door for a lot of these companies to start thinking differently about how they're going to deploy the strategy. And I think it's a good message to send to the market.

Ben Werkman  31:55

I mean, this is one of those strategies that invites people to collaborate on, which I think is really interesting, because typically you just try to guard everything you're doing from the rest of your competitors, so that nobody tries to copy you. And in Bitcoin, you've got people calling in with ideas, sharing their ideas with you on how they think you could generate alpha. And a lot of times it's from people that are in the similar industry. It just might not be an alpha strategy that they feel they can deploy effectively themselves, but they see an opportunity where you could, and they share it like I think that's really cool about all these Bitcoin Treasury companies, is that there is that, that piece where everybody's collaborating towards the advancement of Bitcoin, coming up with different and innovative ways, sharing how they did it, sharing the lessons learned on what worked, what didn't, what did investors respond To, what didn't they respond to? And that's going to push this forward in a big way. So everybody being free to make this their own and figure out with their core operating company or with the expertise of their executive leadership, you know, you can find really unique ways to generate that alpha piece. And I think that the market's going to get excited when they start to see that that not only is this just a beta seeking Treasury operation using leverage, this is going out using specialized expertise to create value beyond what that standard return can look like. And I think that's really cool, and I think it's also going to give some segmentation in the market around how people start to think about, how do you value the two different kinds of companies? Because when you do have companies generating alpha that alpha value compounds over time as well, and so people are going to have to think through what does that look like when I'm looking at a specific company, if one's just running these beta strategies and just using the beta plus leverage? Is that a different type of valuation model? I need to think through and out in terms of how I look at that company versus one that's doing all of that, but then also actively seeking additional alpha, and how much alpha can they return? And you're going to see different companies do it really, really well. You're going to see some that maybe don't do it so well. Maybe they get too risky in Seeking Alpha, and the market's going to have to digest that. But I think it opens up that valuation framework discussion and that segmentation discussion in these Bitcoin Treasury companies, that's going to show that not all of these are going to be the same, and you're going to have to come up with your own way to value these. And we're going to it's going to be exciting to see how the market responds as more and more of these come into the market with their own strategies. Yeah, it seems like there's probably room for one pure play in every jurisdiction that maybe is just beta strategies, but the Alpha strategy is the real differentiator, right? Like you've got these, this ability to go attack different capital pools, because you've got some technical expertise in a certain area.

Jeff Walton  34:37

Yeah, it would be interesting to see how this evolves, right? Because that, that alpha, that alpha piece is, is basically like your operating company. It's like, what is your operating niche, right? And any company that's got an operating business right now that's considering a Bitcoin treasury, that operating business is your alpha, like that, that is your that is your alpha business. Yes and that the fact that strategy is really set the stage here and kind of lifted the floor of all these companies. It's provided room for these other companies go attack these different little areas, right? You've got one company that's leading the charge, incredibly transparent. You know exactly what they're going to do. They're not going to, you know, jump into anybody's other marketplaces, and they're just laser focused on, you know, the fixed income market that just provides opportunity for everybody else underneath the sun.

Matt Cole  35:29

Yeah, totally. And it reminds me of a conversation I think we've had before, where, you know, Ben, you know, might be doing some media circuit, on a on a major news you know, channel today. And you know, you go do that in like those major news outlets, they don't even understand the risk still of strategy for most, for the most part, maybe, maybe years ago today, but most of them don't, right, and so this with the Financial Times, with Jeff, and then we didn't even respond to their inquiry. Like you guys don't even know what you're talking about. But for the retail crowd that's willing to get their hands dirty, there's just so much opportunity to get in here and integrate with the community, understand what's going on, model these things for yourself, because the institutions don't even understand what strategy is doing still. And then underneath this, you have all this innovation happening that's going to be alpha for people that will actually do the work, get their hands dirty, and it's going to move fast, right? I mean, like we are, we laid out three, three different alpha strategies in one company, and there's going to be other innovation, right? There's, there's a pipeline of companies that are going to be going out there and some of them will just be, you know, a Bitcoin company that's doing the beta play. But I think that the differentiation and the innovation is going to continue, and it's going to come fast, and so strap in, do the work. And I think if you do, for those that do, I think that there's still the ability to make some differentiated returns.

Ben Werkman  36:58

I’m just excited for the spreadsheets that Jeff's gonna have to put out now, you know, used to add is that multiple spreadsheet. Now he's gonna have to have his mnav, multiple spreadsheet, plus beta your plus his alpha compound. It's gonna be you got some work to do now, Jeff and people are gonna demand it from you every week. As you look at all these other companies, the spreadsheets are about to break. There's gonna be too much data.

Ben Werkman  37:19

Yeah, there was it. It's already about 70 pages long. So yeah, maybe I'll start a new one. New a new value. We should remark, yeah, yeah, start clean. Yeah. That's probably your best move, yeah. So it's just going to be, it's going to be really cool to see this evolve pretty quickly, because alpha can come out of the core operating business. And like Jeff said, for some companies who have the specialized expertise. Alpha strategies are going to become the core business, right? They're essentially operating kind of like a hedge fund operates. They're out seeking these elf opportunities, finding these opportunities to outperform what a beta strategy would do. And that is a business. And you're going to have other companies that actually have a good core operating business that's operating in a specific industry, and they're going to have specific industry expertise that may expertise that maybe gives them an edge in finding those Alpha opportunities within their own industries. And I think it's it's really great because one company can't do all the Alpha strategies right. There's any number of them. So people have the opportunity to dive in on what they really understand, where their true expertise is, where they think they have an advantage versus all the competitors, and they get to go build in that market and create that alpha for their shareholders and generate outsized returns. And I think that's something that's going to energize a lot of companies, and a lot of company executives who, you know, a lot of times you get bored, because you become just a risk manager, and you got to minimize all the risk in your business, and you've got to strip out all the volatility in your business and make it really stable. And I think this is a far more energizing way to operate, where you're out truly seeking to generate the most value you possibly can at any given moment. I think a lot of companies, a lot of company executives, are going to have a lot of fun with this when they embrace it.

Tim Kotzman  38:55

Is this more fun for Matt than CalPERS? Or is he going back to CalPERS?

Matt Cole  39:01

Oh my gosh. It's not even, it's not even close. I mean, no, it was fun. You know, managing $70 billion for that, you know, at a certain point it just becomes an extra zero. You got to drive alpha and to be able to do it in a place that's truly innovative around Bitcoin, as someone that's been a long run Bitcoiner, I mean, man, what a, what a great fun opportunity, and to chart your own course where, I mean, obviously, Saylor charting his own course to be the first Bitcoin treasury company to and then the success that they've had, and, you know, to lift this up and then drive no massive opportunity. It's been, it's been amazing.

Tim Kotzman  39:39

I guess any closing thoughts and we'll, maybe we'll, we'll wrap it for episode 11.

Jeff Walton  39:44

Yeah, my closing thoughts are, you know, there's a ton of energy out there. There's a ton of room for continued growth. Clearly, capital is hungry for these opportunities. Having an alpha strategy is is also going to be helpful in any bear market or downturn, because you have the ability to continue to work. And, you know, push forward towards a goal while things may be, you know, not as rosy. So I'm incredibly bullish on this space. I mean, there's a ton of energy here. The music's playing and people are dancing.

Ben Werkman  40:14

Yeah, I'd just say, you know, for people that are looking at this and going, you know, Am I too late to get involved? Absolutely not. Like we're still at the starting line here. I mean, this is just, you know, when people start hearing about these different approaches to this, that opens up the unique perspectives of all the people that are in the retail investing community as well. Like, there's a lot of specialists out there that don't think that their knowledge is that valuable. But if you take it and you apply it to this type of a strategy and go, What do I know that's unique that nobody else knows? And you take that, you try to drive and create value within an organization, or stand up your own organization, try to create value like there's never been a better time to get involved in this industry and to be involved in this strategy, because it's reignited creativity in the corporate world. So now you're able to think differently. It's not a career risk anymore. It's something that's going to be applauded. So for people, for people that are looking at this, going, I want to get involved, look for ways to get involved. Talk to people. Come to the events. You can meet all the people you see online. You meet all these company executives in the hall. You can talk with them. You can share your ideas. And that's where connections are made, and that's where people are finding opportunities. So it's anything but too late, and I would encourage everyone to think about how they could get involved in this.

Matt Cole  41:23

Completely agree, bring a great idea. There's actually money to fund great ideas right now in this space. And the reason there is because, actually, institutions are excited about innovation and Bitcoin treasury space. So use your unique skills to Ben's point, it's still early, get involved. And I mean, I think that this opportunity won't last forever, but for right now, it's an opportunity that's actionable. So definitely encourage people that are listening to this pod to become the next innovative Bitcoin Treasury company.

Tim Kotzman  41:56

Definitely, yeah, the event's awesome. I know a lot of us are here. We're recording on Thursday. We're here today, and I'm flying out tomorrow. So yeah, say hi, connect with people. Go to your local meetups, go to the national conferences. Go to international conferences, if you can. I just, yeah, there's, there's no better thing than connecting with people. And I'm not just saying that because I'm showing conference tickets, but that doesn't hurt. So anyways, this is episode 11. We'll see you guys’ next week on the Hurdle Rate.

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